By Facsimile: (212) 474-3700 and U.S. Mail

Christopher S. Harrison, Esq.					August 16, 2006
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
(212) 474-1000

RE:	Novagold Resources Inc.
	Schedule TO-T
	Filed by Barrick Gold Corporation
	Date Filed: August 4, 2006
	File No. 005-80075

Dear Mr. Hall:

We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Conditions of the Offer, page 19

1. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because several conditions refer to the successful completion of the Compulsory Acquisition or any Subsequent Acquisition Transaction, any of which would be completed post-expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

2. We note your statement in the penultimate paragraph of this section that "[t]he failure by Barrick at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time." Please clarify that all conditions to the offer must be satisfied or waived prior to the expiration of the offer.

U.S. Securities and Exchange Commission Relief, page 42

3. Provide us with your revised request, as we discussed.

Compulsory Acquisition, page 44

4. Please eliminate the phrase from the last paragraph that the summary "is qualified in its entirety" by reference to the detailed provisions of Section 132 of the NSCA. The qualification suggests that the offer summary may not be materially complete.
Please revise accordingly.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidder is in possession of all facts relating to the bidder`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

* The bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please file an amended Schedule TO in response to these comments. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257 or by facsimile at
(202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions